UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013

Commission File Number:  000-49650

TORM A/S

(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 99.1 is a copy of Announcement No. 12 - 2013 issued by TORM A/S (the "Company"), to The Copenhagen Stock Exchange on July 8, 2013, announcing that the Company has appointed Mads Peter Zacho as its new Chief Financial Officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM A/S (registrant)
Dated: July 9, 2013	By:	/s/ Jacob Meldgaard Name: Jacob Meldgaard Title: Chief Executive Officer

Exhibit 99.1

TORM A/S appoints Mads Peter Zacho as new CFO

New CFO to join TORM

Mads Peter Zacho (44) has been appointed new Chief Financial Officer (CFO) of TORM.

With an educational background as M.Sc. from the University of Copenhagen, Mads Peter Zacho began his professional career in banking working with Goldman Sachs Intl. and Unibank before joining the International Finance Corporation in Washington D.C.

Mads Peter Zacho was with Nordea in Copenhagen before being recruited to A.P. Moller Maersk, where he was appointed Deputy Head of Group Finance. He joined Svitzer in 2010 where he is CFO today.

"We are very pleased with the appointment of Mads. He has relevant experience from various positions in global organizations, and he has a unique insight into the financial and accounting aspects of the shipping industry," says Jacob Meldgaard.

As announced on 24 April 2013, Roland M. Andersen has chosen to resign from the CFO position in order to pursue other opportunities outside TORM.

Mads Peter Zacho will take on the position as CFO of TORM on 1 September 2013.

As a result of the restructuring process, the Board of Directors has decided that going forward the Executive Board only consists of the CEO.

Contact TORM A/S Flemming Ipsen, Chairman, tel.: +45 3917 9200 Jacob Meldgaard, CEO, tel.: +45 3917 9200 C. Søgaard-Christensen, IR, tel.: +45 3076 1288	Tuborg Havnevej 18 DK-2900 Hellerup, Denmark Tel.: +45 3917 9200 / Fax: +45 3917 9393 www.torm.com

About TORM
TORM is one of the world’s leading carriers of refined oil products as well as a significant player in the dry bulk market. The Company runs a fleet of approximately 120 modern vessels in cooperation with other respected shipping companies sharing TORM’s commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM’s shares are listed on NASDAQ OMX Copenhagen (ticker: TORM) and on NASDAQ in New York (ticker: TRMD). For further information, please visit www.torm.com.

Safe Harbor – Forward Looking Statements

Matters discussed in this company announcement may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.  The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

Forward-looking statements in this company announcement reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward- looking statements include the conclusion of definitive waiver documents with our lenders, the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in the Company’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by the Company with the US Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F and its reports on Form 6-K.

Forward-looking statements are based on management’s current expectations, and the Company is under no obligation to update or change the listed expectations unless required by law.

Announcement no. 12 / 8 July 2013	New CFO to join TORM	Page 1 of 1